BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, in addition to the Announcement to the Market dated 12.17.2024, as of today, MBR Investimentos Ltda. ("MBR"), a company controlled by BRF, and the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holding Ltda. (together, "Sellers") have signed a "Investment Agreement and Other Covenants" ("Investment Agreement"), which establishes that, at the end of the transaction, MBR will hold shares representing 50% (fifty percent) of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentícios Ltda. (“Gelprime”), a company specialized in the production, commercialization and distribution of gelatin and collagen through the processing of animal origin raw material, upon payment of the amount of R$312,500,000.00 (three hundred and twelve million and five hundred thousand reais) ("Transaction"), which will be segregated between subscription and purchase of shares and may be adjusted, upwards or downwards, depending on Gelprime's working capital and net debt calculated on the closing date of the Transaction ("Closing Date"). Depending on Gelprime's performance during the next three years, the price may be increased by an amount, equivalent in reais, of up to USD13,600,000.00 (thirteen million and six hundred thousand US dollars).

The Investment Agreement also establishes that, on the Closing Date, MBR and the Sellers will sign, among other instruments, a shareholders' agreement to regulate their rights and obligations as shareholders of Gelprime, including aspects related to the management, governance and transfer of shares issued by such company.

The closing of the Transaction is subject to the fulfillment of certain conditions precedent usual to this type of transaction, including prior approval by the Brazilian antitrust authority and the transformation of Gelprime into a joint-stock company.

The transaction is part of the Company’s strategy to have greater participation of value-added products in the portfolio, enabling profitability expansion and business diversification.

São Paulo, March 14, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer